On September 9, 2013, the Board of Trustees of the Westcore Trust (the “Trust”) approved the Agreement and Plan of Reorganization pursuant to which the Westcore Small-Cap Opportunity Fund (the “Selling Fund”) would transfer all of its assets to the Westcore Small-Cap Value Dividend Fund (the “Acquiring Fund”), each of which is a series of the Trust (the “Reorganization”).  The Board of Trustees of the Trust determined that the Reorganization was in the best interests of the Selling Fund and that the interests of the existing shareholders of the Selling Fund would not be diluted as a result of the Reorganization.  The Reorganization consisted of:  (i) the transfer of all the assets of the Selling Fund to the Acquiring Fund, in exchange solely for voting shares of beneficial interest, no par value per share, of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Selling Fund; followed by (ii) the distribution, at or after the closing, of the shares of the Acquiring Fund to shareholders of the Selling Fund and the termination and complete liquidation of the Selling Fund.

The Reorganization was consummated on November 14, 2013.  The Reorganization was effected in compliance with Rule 17a-8 under the Investment Company Act of 1940, the Trust’s charter, and applicable state law, and as a result did not require a vote of the Selling Fund’s shareholders.